1102037

0-30458

P.E. 12/31/01

FORM 6-K


02011837

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December,2001.


RECD S.E.C.
JAN 24 2002
1086

SCS Solars Computing Systems Inc.
(Translation of registrant=s name into English)

440-789 W. Pender St. Vancouver, British Columbia V6C 1H2
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

INDEX TO EXHIBITS

Item
News Release December 3,2001 NYC & Company Selects Solar Net News Wire for distribution of Tourist Information to Travel Agents Worldwide

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCS Solars Computing Systems Inc.

Date: January, 2002

By: ______________________
Andrew O'Leary, President

News Release

NYC & Company Selects SolarNet NewsWire for Distribution of Tourist Information to Travel Agents Worldwide

95% of the world's travel agents can now access and respond to NYC & Company's Daily Bulletins through their GDS terminal.

New York, NY and Vancouver, BC, December 3, 2001 – NYC & Company, New York City's official tourism marketing organization, and SolarNet (Solars Computing Systems Inc.; SCS: CDNX), a leading provider of business-to-business information management and electronic distribution solutions for the travel industry, announced today the launch of NYC & Company's NewsWire.

NYC & Company's NewsWire is a source of real-time information from the New York City hospitality and travel industry that is now available to 95% of the world's retail travel agents through SolarNet's Global Distribution System (GDS) connectivity and its interactive communication tool NewsWire.

NewsWire allows a travel agent to view NYC & Company's daily bulletins from any GDS terminal. Should an agent want more information on a specific bulletin they can simply type "M" for "MAIL" on any GDS terminal and a one-way messaging function enables the agent to send an information request email back to NYC & Company.

New York City is coming back, but the city needs the support of the retail travel agent, now, and NewsWire is the perfect tool to communicate with the international travel agent community through their GDS terminal.

In order to help stimulate the New York City tourism recovery, NYC & Company along with the entire NYC hospitality and travel community have created **NYC Freedom Packages**, offering the very best of New York at unprecedented prices. These packages, part of the "Paint the Town Red White & Blue" savings promotion, are available through March 31, 2002 and are offered in one-, two- and four- night programs, each with three price categories, reflecting hotel category. The packages start as low as $157 per person, which includes a one-night hotel stay, a Broadway show, a dinner certificate, a discount card valid at more than 350 New York City tourism businesses and a donation to Mayor Giuliani's Twin Towers Fund. All the packages are **commissionable to travel agents.**

"There's never been a more important time to visit New York City and support our wonderful icons such as Broadway, our cultural treasures and our wonderful attractions," said Cristyne L. Nicholas, President & CEO of NYC & Company. "Now more than ever, travel agents are playing a crucial role in encouraging their clients to visit New York City. The fact that almost every Agent in the world can get real time updates regarding the commissionable Paint the Town Red White & Blue promotion via SolarNet provides a fantastic boost for the entire city. We thank SolarNet for their generosity and support during this important time."

"SolarNet's sponsorship of NYC & Company's NewsWire is our way of contributing to NYC & Company's effort to invigorate the New York City economy," said Frank Wells, Chairman of SolarNet. "We urge other corporate citizens to do what they can to assist the international tourism industry."

For more information, travel agents can access NYC & Company's NewsWire, free of charge, simply by typing in the appropriate SolarNet GDS access code listed below and entering the keyword: **NYCVISIT**

Amadeus: 1TVO.SOLARNET//

Apollo: L@@SOLAR

Galileo: @@SLN/SOLAR

Sabre: XXORG/SOLARNET

Worldspan: @@TVL/SOLARNET

About SolarNet".

SolarNet (Solars Computing Systems Inc.; SCS: CDNX) is a leading provider of information technology solutions for the travel industry. SolarNet's core competency is the electronic distribution of applications and information throughout the travel industry supply chain via its proprietary network, SolarNet. SolarNet can take content from any source and distribute it via a powerful combination of the Internet and the established travel industry GDS/CRS networks --Sabre, Galileo, Amadeus and WorldSpan that reach 95% of the world's travel agents. SolarNet's proprietary products include: SolarNet, LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SolarNet is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol "SCS". For more information see http://www.solars.com/

About NYC & Company:

NYC & Company (formerly known as the New York Convention & Visitors Bureau) is New York City's official tourism marketing organization. The mission of NYC & Company is to enhance New York's economy by marketing the city on a worldwide basis as the premier destination for business and leisure travel. A private, non-profit organization, NYC & Company has a membership of more than 1,300 businesses, including museums, hotels, restaurants, retail stores, theaters, tour organizations, and attractions. It has a current budget of $12 million, roughly 48 percent of which is contributed by the City of New York. For more information on NYC & Company we invite you to visit our web site at: http://www.nycvisit.com/

ON BEHALF OF NYC & COMPANY

Cristyne L. Nicholas
President & CEO
NYC & Company

For further information on SolarNet, contact:

For media inquiries, please contact:
Sherry Boisvert
ITPR (for SolarNet)
(416) 642-6353
sherry@itpr.com

For all other inquiries, please contact:
Greg Lytle
SolarNet
VP Corporate Communications
Direct: (604) 839-6946
lytleg@solars.com